CONSENT OF IAN HOLLAND

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Fosterville gold mine located in the state of Victoria, Australia, dated April 1, 2019 and effective December 31, 2018 (the “Technical Report”) and of other information related to the Fosterville property, in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the technical contents related to the Company’s mines and properties contained in the Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; (iii) the filing of the Technical Report as an exhibit to the 40-F; and (iv) the use of my name in the AIF, the MD&A, and the 40-F.

Signed “Ian Holland”
Ian Holland, FAusIMM

Date: April 1, 2019